Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

September 10, 2020

            Re:      Kid Castle Educational Corporation

Amendment No. 1 to Registration Statement on Form 10

Filed August 13, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 1 to Form 10 filed on August 13, 2020

General

1.      Please ensure that your next amendment contains page numbers for ease of reference.

This has been revised and updated to add page number.

Item 1. Business

2.      We note your response to prior comment 1. Please revise the Business and Risk Factors section to address the penalties or legal liabilities that may have accrued as a result of conducting business from 2011 to 2019 without properly registering with any State.

This has been revised and updated.

3.      In response to prior comment 7, you have revised portions of the registration statement to disclose that you do not currently have a portfolio of investments. However, you continue to disclose in the first paragraph of the Business section, Management's Discussion & Analysis, and your notes to the financial statements that you operate and manage a portfolio of biopharmaceutical, agriculture and pure play CBD assets. Revise to reconcile.

This has been revised and updated to reconcile with other sections.

4.      We note  that your registration statement continues to refer to proprietary techniques and platforms. Please explain the significance of these techniques and platforms and the nature of your proprietary rights in them.

This has been revised and updated.

Corporate History

5.      We note your response to prior comment 2 and re-issue the comment, in part. Please expand your discussion to explain the circumstances surrounding the suspension of your duty to file SEC reports after March 29, 2010. In this regard, we note the Schedule 13e-3 filed on June 18, 2009 and alluded to in the Overview section of Management's Discussion and Analysis.

On events that took place prior to October 21, 2019, which was the date that we formally took control of the management of the Company, we relied on information supplied to us by the previous management of the Company and we also relied on their filings with the SEC as shown on the SEC website.

Thus, we knew that the Company filed with the SEC to the suspension of your duty to file SEC reports after March 29, 2010.  We are not aware of the circumstances that led to the decision of the previous management of the Company to seek to stop reporting.  We just knew that the steps taken by the Company was not unusual since several other small reporting companies seems to also take that route when reporting obligation has gotten burdensome to them that the cost / benefit analysis was no longer favorable to those companies.

Our knowledge and understanding of the events that were contained in the Company’s SCHEDULE 13E-3 filing on June 18, 2009 was totally based on the filings themselves which is listed on the SEC website.  We do not have any additional information on that matter or any other occurrence in the Company prior to the filing of the FORM 15-15D.

We only obtained information from the Company previous managers concerning the Company’s failure to re-incorporate in Delaware after termination of their Florida registration.  We were satisfied with their explanation that it was oversight and not deliberate.  We were also satisfied that the Company has been incorporated in Delaware by January of 2019.

Business Overview

6.      Refer to the sixth paragraph of this section. We note your response to prior comment 3 and re-issue the comment. Please revise to explain what a marketplace is, how you anticipate yours will operate, when you expect the marketplaces to be functional and revenue-generating, and the expected cost to maintain the marketplaces. If the marketplaces will not be a material aspect of your operations, please remove reference to them or revise to clarify that they will not be material.

We have updated this section to provide additional information about the marketplaces, explaining that marketplaces are websites for e-commerce.  We retained the section because e-commerce would be an essential part of our business model.

7.      We note your response to prior comment 4. However, your revised disclosure in the second-to-last paragraph of this section contains several terms that are vague. For example, it is unclear what you mean by CBD Affiliate Marketplace, Hemp Farm with Real Estate, and CBD Technology. Please explain. In addition, we note your statement that you approached finance individuals to raise money. Your disclosure should clearly reflect the nature and current status of your efforts to obtain financing.

We have revised updated this section to provide more information about the target businesses and our effort to obtain finance.

Plan of Operations

8.      We note that your plan of operations anticipates the immediate acquisition of two biopharma businesses and the hiring of biologists, scientists, and office personnel. Please explain how your plans will change if you are unable to obtain immediate financing. In addition, please clarify whether the biopharma acquisition candidates you are considering are the five targets referenced in the seventh paragraph of the Business Overview.

We have revised updated this section to include the disclosure that we might not be able to raise the money to accomplish our goals.

9.      In response to prior comment 11 you state that the company does not currently, nor does it intend, in the future to, maintain an ownership interest in any cannabis growing, marijuana dispensaries or production facilities. You also state that you do not grow, process, own, handle, transport, or sell cannabis or marijuana. However, your disclosure refers to several business lines that would appear to involve some, if not all, of these activities. For example, you indicate that you will partner with manufacturing facilities, seek FDA approval for products, and attempt to standardize the industry. Please refer to prior comment 11 and revise throughout the registration statement to provide the information requested or tell us why you do not believe you are required to do so.

We have revised and updated this section to remove mention of standardization.  Now, “the Company seeks make and sell pharmaceuticals and non-pharmaceutical CBD products.”

Liquidity and Capital Resources

10.   We note your response to prior comment 12. Please further revise your disclosure to include the name of the private company to which you hold a $41,579 investment.

We have revised and updated this section to include the name of the private company.

11.  Please explain how the Company generated cash from investing activities of $41,579 during the interim period ended March 31, 2020.

We have revised and updated this section to indicate that we closed the investment in a private company because we needed to cash for our operation; we got our capital back.

Financial Statements

12.  We note your response to prior comment 19. We note you have updated your financial statements for the March 31, 2020 interim period.. Please revise your filing to include updated interim financial statements as required by Article 8.08 of Regulation S-X for the interim period ended June 30, 2020.

This has been revised and updated.

Report of the Independent Registered Public Accounting Firm

13.  We note your response to prior comment 17. The report of the independent registered public accounting firm states you had negative cash flow from operations amounting to $143,944 for the year ended December 31, 2019 whereas your Statements of Cash Flows discloses net cash flows used in operating activities of $153,364. As previously requested, please correct the discrepancy as appropriate.

We have updated this section to correct the discrepancy.

Statements of Cash Flows

14.  We note your cash flows from operating activities presented on your December 31, 2019 statement of cash flows appears to begins with operating profit/(loss) instead of net income (loss) as required by ASC 230-10-45-28. Please correct your presentation as necessary.

This has been revised and updated.

Note 1. Nature of Operations

Nature of Business

15.  Please expand your description of the share exchange transaction with Cannabinoid Biosciences, Inc. to include disclosure of the sale of Cannabinoid Biosciences, Inc. to the Company including all of the disclosures required by ASC 805-10-50-2.

This has been revised and updated.

16.  We note your response to prior comment 23 and your inclusion of a worksheet within Note 7. Income Taxes reflecting the cumulative restructuring adjustments to show the initial consolidation of Cannabinoid Biosciences, Inc.’s shareholders’ equity into the Company’s consolidated financial statements. Please revise to include a separate note to the financial statements that reflects the cumulative restructuring adjustments disclosing the initial consolidation of Cannabinoid Biosciences, Inc.’s shareholders’ equity into the Company’s consolidated financial statements.

This has been revised.

17.  We note your disclosure that Cannabinoid Biosciences, Inc. purchased voting control of the Company and then the Company acquired Cannabinoid Biosciences, Inc. Please provide information to enable users to evaluate the adjustments recognized relating to  the transactions including the changes in shareholders' deficit "Effect of Merger with CBDX" and the common stock and additional paid-in capital cash flows from financing activities reflected on your statements of Cash Flows.

This has been revised to explain Cumulative Restructuring adjustments to reflect the consolidation of Cannabinoid Biosciences, Inc’s shareholders’ equity into the Company’s consolidated financial statements.

March 31 2020 Interim Financial Statements

Note 9. Stockholders' Deficit

18.  Please reconcile your disclosure in Note 9 that the Company has 100,000 and 1,000,000 shares of preferred stock were issued and outstanding as at March 31, 2020 and  December 31, 2019 respectively, to your interim March 31, 2020 balance sheet which presents 100,000 shares of preferred stock issued and outstanding at December 31, 2019.

This has been revised and updated

Note 10. Subsequent Events

19.  We note your response to prior comment 24. As previously requested, please revise to clearly state the date through which you evaluated subsequent events. In this regard, in Note 10 to your interim financial statements you disclose that you evaluated subsequent events after August 5 through the date these financial statements were issued. However, you do not disclose the date these financial statements were issued and it appears events and transactions occurring subsequent to March 31, 2020 through August 5, 2020 were not evaluated Refer to ASC 855-10-50.

This has been revised.

Exhibits

20.  We note your response to prior comment 25 and re-issue the comment. Please file or properly incorporate by reference all exhibits required by Item 601. In this regard, we note that several agreements that are identified as material agreements in your most recent 10-K were not filed or incorporated by reference in the filing.

This has been updated and an amendment has been filed.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation